Filed Pursuant to Rule 433

Registration Nos. 333-221324 and 333-221324-01

Wells Fargo Finance LLC
Fully and Unconditionally Guaranteed by Wells Fargo & Company
Market Linked Securities

Market Linked Securities—Auto-Callable with Fixed Percentage Buffered Downside
Principal at Risk Securities Linked to the S&P 500® Index due April 8, 2024
Term Sheet to Preliminary Pricing Supplement No. 344 dated March 3, 2020

Summary of Terms

Issuer:	Wells Fargo Finance LLC
Guarantor:	Wells Fargo & Company
Term:	Approximately 4 years (unless earlier called)
Market Measure:	S&P 500® Index (the “Index”)
Pricing Date:	March 31, 2020*
Issue Date:	April 7, 2020
Original Offering Price:	$1,000 per security (100% of par)
Automatic Call:	If the closing level of the Index on any call date is greater than or equal to the starting level, the securities will be automatically called for the original offering price plus the call premium applicable to that call date. See “Call Dates and Call Premiums” on page 3
Call Dates:	April 8, 2021; April 8, 2022; April 10, 2023; and April 1, 2024*
Call Settlement Date:	Five business days after the applicable call date (if the securities are called on the last call date, the call settlement date will be the stated maturity date)
Maturity Payment Amount:	See “How the maturity payment amount is calculated” on page 3
Stated Maturity Date:	April 8, 2024*
Starting Level:	The closing level of the Index on the pricing date
Ending Level:	The closing level of the Index on the final calculation day
Threshold Level:	90% of the starting level
Calculation Agent:	Wells Fargo Securities, LLC (“WFS”), an affiliate of the issuer and the guarantor
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount:	1.825%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 1.75% and WFS will pay 0.075% of the agent’s discount to WFA as a distribution expense fee
CUSIP:	95001HFS5

*To the extent that the issuer makes any change to the expected pricing date or expected issue date, the call dates and stated maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

Description of Terms

•	Linked to the S&P 500® Index
•	Unlike ordinary debt securities, the securities do not pay interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Index
•	Automatic Call. If the closing level of the Index on any call date is greater than or equal to the starting level, the securities will be automatically called, and on the related call settlement date, you will receive the original offering price plus the call premium applicable to that call date. The call premium applicable to each call date will be a percentage of the original offering price that increases for each call date based on a simple (non-compounding) return of approximately 5.00% to approximately 6.00% per annum (to be determined on the pricing date)

Call Date	Call Premium**
April 8, 2021	5.00% – 6.00% of the original offering price
April 8, 2022	10.00% – 12.00% of the original offering price
April 10, 2023	15.00% – 18.00% of the original offering price
April 1, 2024 (the “final calculation day”)	20.00% – 24.00% of the original offering price

** the actual call premium applicable to each call date will be determined on the pricing date

•	Maturity Payment Amount. If the securities are not automatically called, you will receive a maturity payment amount that could be equal to or less than the original offering price per security depending on the closing level of the Index on the final calculation day as follows:
○	If the level of the Index decreases but the decrease is not more than 10%:

You will receive the original offering price of your securities at maturity

○	If the level of the Index decreases by more than 10%:

You will receive less than the original offering price and have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 10%

•	Investors may lose up to 90% of the original offering price
•	Any positive return on the securities will be limited to the applicable call premium
•	All payments on the securities are subject to credit risk, and you will have no ability to pursue any securities included in the Index for payment; if Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment
•	No periodic interest or dividends
•	No exchange listing; designed to be held to maturity

The current estimated value of the securities is approximately $965.92 per security. While the estimated value of the securities at pricing may differ from the estimated value set forth above, the issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the securities on the pricing date be less than $945.92 per security. The estimated value of the securities was determined for the issuer by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to the issuer or to Wells Fargo Securities, LLC or any of the issuer’s other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the securities from you at any time after issuance. See “Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, market measure supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the closing level of the Index from the pricing date to the applicable call date. The profile is based on a hypothetical call premium of 5.50% for the first call date, 11.00% for the second call date, 16.50% for the third call date and 22.00% for the final call date (based on the midpoint of the ranges specified for the call premiums) and a threshold level equal to 90% of the starting level.

This profile has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call premium and the actual call date on which the securities are called; (iii) if the securities are not automatically called, the actual ending level of the Index; and (iv) whether you hold your securities to maturity or earlier automatic call.

Hypothetical Returns

If the securities are automatically called:

Hypothetical call date on which securities are automatically called	Hypothetical payment per security on related call settlement date	Hypothetical pre-tax total rate of return
1st call date	$1,055.00	5.50%
2nd call date	$1,110.00	11.00%
3rd call date	$1,165.00	16.50%
4th call date	$1,220.00	22.00%

Assumes the call premiums are equal to the midpoints of their specified ranges. Each security has an original offering price of $1,000.

If the securities are not automatically called:

Hypothetical ending level	Hypothetical percentage change from the hypothetical starting level to the hypothetical ending level	Hypothetical maturity payment amount per security	Hypothetical pre-tax total rate of return
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
89.00	-11.00%	$990.00	-1.00%
80.00	-20.00%	$900.00	-10.00%
75.00	-25.00%	$850.00	-15.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%

Assumes a hypothetical starting level of 100.00. The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level will be determined on the pricing date and will be set forth under “Summary of Terms” above. For historical data regarding the actual closing levels of the Index, see the historical information set forth under the section titled “The S&P 500® Index” in the accompanying preliminary pricing supplement. Each security has an original offering price of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual payment per security upon automatic call or maturity payment amount and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual call premium and the actual call date on which the securities are called; and (iii) if the securities are not automatically called, the actual starting level and actual ending level.

Call Dates and Call Premiums

The call premium applicable to each call date will be a percentage of the original offering price that increases for each call date based on a simple (non-compounding) return of approximately 5.00% to approximately 6.00% per annum (to be determined on the pricing date). The actual call premium and payment per security upon an automatic call that is applicable to each call date will be determined on the pricing date and will be within the ranges specified in the table below. The last call date is the final calculation day, and payment upon an automatic call on the final calculation day, if applicable, will be made on the stated maturity date.

Call Date	Call Premium	Payment per Security upon an Automatic Call
April 8, 2021	5.00% – 6.00% of the original offering price	$1,050.00 – $1,060.00
April 8, 2022	10.00% – 12.00% of the original offering price	$1,100.00 – $1,120.00
April 10, 2023	15.00% – 18.00% of the original offering price	$1,150.00 – $1,180.00
April 1, 2024 (the final calculation day)	20.00% – 24.00% of the original offering price	$1,200.00 – $1,240.00

Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the Index significantly exceeds the starting level on the applicable call date. You will not participate in any appreciation of the Index beyond the applicable call premium.

How The Maturity Payment Amount Is Calculated

If the securities are not automatically called, then on the stated maturity date you will receive a cash payment per security equal to the maturity payment amount. The maturity payment amount per security will equal:

•        If the ending level is less than the starting level but greater than or equal to the threshold level: $1,000; or

•        If the ending level is less than the threshold level: $1,000 minus

If the securities are not automatically called and the ending level is less than the threshold level, you will receive less, and possibly 90% less, than the original offering price of your securities at maturity.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk disclosures carefully.

•	If The Securities Are Not Automatically Called And The Ending Level Is Less Than The Threshold Level, You Will Receive Less, And Possibly 90% Less, Than The Original Offering Price Of Your Securities At Maturity.
•	No Periodic Interest Will Be Paid On The Securities.
•	The Potential Return On The Securities Is Limited To The Call Premium.
•	You Will Be Subject To Reinvestment Risk.
•	The Securities Are Subject To Credit Risk.
•	As A Finance Subsidiary, The Issuer Has No Independent Operations And Will Have No Independent Assets.
•	Holders Of The Securities Have Limited Rights Of Acceleration.
•	Holders Of The Securities Could Be At Greater Risk For Being Structurally Subordinated If Either The Issuer Or The Guarantor Conveys, Transfers Or Leases All Or Substantially All Of The Issuer’s Or The Guarantor’s Assets To One Or More Of The Guarantor’s Subsidiaries.
•	The Securities Will Not Have The Benefit Of Any Cross-Default Or Cross-Acceleration With Other Indebtedness Of The Guarantor; Events Of Bankruptcy, Insolvency, Receivership Or Liquidation Relating To The Guarantor And Failure By The Guarantor To Perform Any Of Its Covenants Or Warranties (Other Than A Payment Default Under The Guarantee) Will Not Constitute An Event Of Default With Respect To The Securities.
•	The Estimated Value Of The Securities On The Pricing Date, Based On Wells Fargo Securities, LLC’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.
•	The Estimated Value Of The Securities Is Determined By The Issuer’s Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.
•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Wells Fargo Securities, LLC Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Securities Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Securities To Develop.
•	Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.
•	Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.
•	The Issuer Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.
•	The Issuer And Its Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.
•	A Call Settlement Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.
•	The Issuer’s And The Guarantor’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.
o	The calculation agent is an affiliate of the Issuer and may be required to make discretionary judgments that affect the return you receive on the securities.
o	The estimated value of the securities was calculated by an affiliate of the Issuer and is therefore not an independent third-party valuation.
o	Research reports by affiliates of the Issuer or any participating dealer or its affiliates may be inconsistent with an investment in the securities and may adversely affect the level of the Index.
o	Business activities of affiliates of the Issuer or any participating dealer or its affiliates with the companies whose securities are included in the index may adversely affect the level of the Index.
o	Hedging activities by affiliates of the issuer or any participating dealer or its affiliates may adversely affect the level of the Index.
o	Trading activities by affiliates of the issuer or any participating dealer or its affiliates may adversely affect the level of the Index.
o	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or distribution expense fee, creating a further incentive for the participating dealer to sell the securities to you.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Wells Fargo Securities, LLC and its affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Not a research report

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo Finance LLC and Wells Fargo & Company. This material is not a product of Wells Fargo Finance LLC, Wells Fargo & Company or Wells Fargo Securities, LLC research departments.

Consult your tax advisor

Investors should review carefully the accompanying preliminary pricing supplement, market measure supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed to Wells Fargo & Company (“WFC”), the issuer’s parent company, for use by WFC and certain of its affiliated or subsidiary companies (including the issuer). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by WFC. The securities are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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